UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number                         001-11675
                                                                       ---------

                              TRITON ENERGY LIMITED
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             (Exact name of registrant as specified in its charter)

          Caledonian House, Jennett Street, P.O. Box 1043, George Town,
                        Grand Cayman, Cayman Islands, E9
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Ordinary Shares, par value $0.01 per share,
                  and accompanying Preference Purchase Rights
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                8% Convertible Preference Shares, $0.01 par value
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    (X)              Rule 12h-3(b)(1)(i)   (X)
          Rule 12g-4(a)(1)(ii)   ( )              Rule 12h-3(b)(1)(ii)  ( )
          Rule 12g-4(a)(2)(i)    ( )              Rule 12h-3(b)(2)(i)   ( )
          Rule 12g-4(a)(2)(ii)   ( )              Rule 12h-3(b)(2)(ii)  ( )
                                                  Rule 15d-6            ( )

          Approximate number of holders of record as of the certification or notice date: Less than 300 persons
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      Pursuant to the requirements of the Securities Exchange Act of 1934,
 Triton Energy Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:  January 10, 2002            By: /s/ J. Barclay Collins II
       ----------------                -------------------------
                                   Name: J. Barclay Collins II
                                   Title: Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.